                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION             ----------------------------
                             WASHINGTON, D.C. 20549                             OMB APPROVAL

                                  SCHEDULE 13D                         OMB Number: 3235-0145
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934          Expires:  February 28, 2009
                               (AMENDMENT NO. 2)*                      Estimated average burden
                                                                       hours per response.....14.5
                                                                      ----------------------------

                          MEMORY PHARMACEUTICALS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58606R403
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  DAVID GERBER
                            GREAT POINT PARTNERS, LLC
                           165 MASON STREET, 3RD FLOOR
                              GREENWICH, CT 06830.
                                 (203) 971-3300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 18, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 58606R403
-------------------

=========== ==========================================================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Great Point Partners, LLC
----------- ----------------------------------------------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [_]

             (b) [_]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC Use Only
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
----------- ----------------------------------------------------------------------------------------------------------

    6       Citizenship or Place of Organization  Delaware
-------------------------------------- -------- ----------------------------------------------------------------------

          Number of Shares                7     Sole Voting Power  -0-
                                       -------- ----------------------------------------------------------------------
       Beneficially Owned by
                                          8     Shared Voting Power  13,766,475
                                      -------- ----------------------------------------------------------------------
     Each Reporting Person With
                                          9     Sole Dispositive Power  -0-
                                       -------- ----------------------------------------------------------------------

                                         10     Shared Dispositive Power  13,766,475
----------- ----------------------------------------------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person  13,766,475
----------- ----------------------------------------------------------------------------------------------------------

    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [_]
----------- ----------------------------------------------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  20.3%
----------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     OO
----------- ----------------------------------------------------------------------------------------------------------

----------- ----------------------------------------------------------------------------------------------------------

=========== ==========================================================================================================

-------------------
CUSIP No. 58606R403
-------------------

=========== ==========================================================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Dr. Jeffrey R. Jay, M.D.
----------- ----------------------------------------------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [_]

             (b) [_]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC Use Only
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  AF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
----------- ----------------------------------------------------------------------------------------------------------

    6       Citizenship or Place of Organization  Delaware
-------------------------------------- -------- ----------------------------------------------------------------------

          Number of Shares                7     Sole Voting Power  -0-
                                       -------- ----------------------------------------------------------------------
       Beneficially Owned by
                                          8     Shared Voting Power  13,766,475
                                      -------- ----------------------------------------------------------------------
     Each Reporting Person With
                                          9     Sole Dispositive Power  -0-
                                       -------- ----------------------------------------------------------------------

                                         10     Shared Dispositive Power  13,766,475
----------- ----------------------------------------------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person  13,766,475
----------- ----------------------------------------------------------------------------------------------------------

    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  [_]
----------- ----------------------------------------------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  20.3%
----------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     IN
----------- ----------------------------------------------------------------------------------------------------------

----------- ----------------------------------------------------------------------------------------------------------

=========== ==========================================================================================================

-------------------
CUSIP No. 58606R403
-------------------

=========== ==========================================================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Biomedical Value Fund, L.P.
----------- ----------------------------------------------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [_]

             (b) [_]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC Use Only
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
----------- ----------------------------------------------------------------------------------------------------------

    6       Citizenship or Place of Organization  Delaware
-------------------------------------- -------- ----------------------------------------------------------------------

          Number of Shares                7     Sole Voting Power  -0-
                                       -------- ----------------------------------------------------------------------
       Beneficially Owned by
                                          8     Shared Voting Power  7,433,896
                                      -------- ----------------------------------------------------------------------
     Each Reporting Person With
                                          9     Sole Dispositive Power  -0-
                                       -------- ----------------------------------------------------------------------

                                         10     Shared Dispositive Power  7,433,896
----------- ----------------------------------------------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person  7,433,896
----------- ----------------------------------------------------------------------------------------------------------

    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
----------- ----------------------------------------------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  11.0%
----------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     PN
----------- ----------------------------------------------------------------------------------------------------------

----------- ----------------------------------------------------------------------------------------------------------

=========== ==========================================================================================================

-------------------
CUSIP No. 58606R403
-------------------

=========== ==========================================================================================================

    1       Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Biomedical Offshore Value Fund, Ltd.
----------- ----------------------------------------------------------------------------------------------------------

    2       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [_]

             (b) [_]
----------- ----------------------------------------------------------------------------------------------------------

    3       SEC Use Only
----------- ----------------------------------------------------------------------------------------------------------

    4       Source of Funds (See Instructions)  PF
----------- ----------------------------------------------------------------------------------------------------------

    5       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
----------- ----------------------------------------------------------------------------------------------------------

    6       Citizenship or Place of Organization  Cayman Islands
-------------------------------------- -------- ----------------------------------------------------------------------

          Number of Shares                7     Sole Voting Power  -0-
                                       -------- ----------------------------------------------------------------------
       Beneficially Owned by
                                          8     Shared Voting Power  6,332,579
                                      -------- ----------------------------------------------------------------------
     Each Reporting Person With
                                          9     Sole Dispositive Power  -0-
                                       -------- ----------------------------------------------------------------------

                                         10     Shared Dispositive Power  6,332,579
----------- ----------------------------------------------------------------------------------------------------------

    11      Aggregate Amount Beneficially Owned by Each Reporting Person  6,332,579
----------- ----------------------------------------------------------------------------------------------------------

    12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
----------- ----------------------------------------------------------------------------------------------------------

    13      Percent of Class Represented by Amount in Row (11)  9.4%
----------- ----------------------------------------------------------------------------------------------------------

    14      Type of Reporting Person (See Instructions)

                     OO
----------- ----------------------------------------------------------------------------------------------------------

----------- ----------------------------------------------------------------------------------------------------------

=========== ==========================================================================================================

             This statement constitutes Amendment No. 2 to the Schedule 13D, filed by the undersigned on October 24, 2006 (the "Original Filing" and, together with Amendment No.1 filed on November 13, 2006 and this Amendment No. 2, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             Item 3 is hereby amended and restated as follows:

             On December 18, 2006, upon the issuer receiving shareholder approval to complete the sale, Biomedical Value Fund, L.P. ("BMVF") used its own funds to purchase an additional 1,346,349 shares of Common Stock of the issuer. BMVF now owns in the aggregate 7,433,896 shares of Common Stock of the issuer. Also on December 18, 2006, upon the issuer receiving shareholder approval to complete the sale, Biomedical Offshore Value Fund, Ltd. ("BOVF") used its own funds to purchase an additional 1,146,890 shares of Common Stock. BOVF now owns in the aggregate 6,332,579 shares of Common Stock of the issuer.

             See Item 5 below for information with respect to Great Point and Dr. Jay.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             Item 5 is hereby amended and restated as follows:

             BMVF owns in the aggregate 7,433,896 shares of Common Stock of the issuer. Such shares in the aggregate constitute 11.0% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BMVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

             BOVF owns in the aggregate 6,332,579 shares of Common Stock of the issuer. Such shares in the aggregate constitute 9.4% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the shares of Common Stock that it beneficially owns.

             Great Point is the investment manager of each of BMVF and BOVF and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by BMVF and BOVF. Dr. Jay as senior managing member of Great Point has shared voting and investment power with respect to the shares of Common Stock held by BMVF and BOVF and may be deemed to be the beneficial owner of such shares. Great Point and Dr. Jay disclaim beneficial ownership of the shares of Common Stock held by BMVF and BOVF, except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2007

                                     Biomedical Value Fund, L.P.

                                     By:    Great Point GP, LLC, its general
                                            partner

                                     By:    /s/ DR. JEFFREY R. JAY
                                        ---------------------------------------
                                            Name:  Dr. Jeffrey R. Jay
                                            Title:  Senior Managing Member



                                     Biomedical Offshore Value Fund, Ltd.

                                     By:    Great Point GP, LLC, its investment
                                            manager

                                     By:    /s/ DR. JEFFREY R. JAY
                                        ---------------------------------------
                                            Name:  Dr. Jeffrey R. Jay
                                            Title:  Senior Managing Member



                                     Great Point Partners, LLC

                                     By:    /s/ DR. JEFFREY R. JAY
                                        ---------------------------------------
                                            Name:  Dr. Jeffrey R. Jay
                                            Title:  Senior Managing Member



                                            /s/ DR. JEFFREY R. JAY
                                     -------------------------------------------
                                     Dr. Jeffrey R. Jay, individually